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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G
            Under the Securities Exchange Act of 1934
                        (Amendment No. _)*

                      PS Business Parks, Inc.
     -------------------------------------------------------
                        (Name of Issuer)

                          Common Stock
     -------------------------------------------------------
                 (Title of Class of Securities)

                            69360J107
     -------------------------------------------------------
                         (CUSIP Number)


                        December 31, 2002
     -------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]Rule 13d-1(b)
[ ]Rule 13d-1(c)
[ ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 69360J107                         Page 2 of 4
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1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).

     Heitman Real Estate Securities LLC
     36-4265577
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2.   Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)  / /
     (b)  /x/
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3.   SEC Use Only
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4.   Citizenship or Place of Organization

     Delaware
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   NUMBER OF
    SHARES        5.  SOLE VOTING POWER: 1,230,731
  BENEFICIALLY  ---------------------------------------
   OWNED BY       6.  SHARED VOTING POWER: -0-
     EACH       ---------------------------------------
   REPORTING      7.  SOLE DISPOSITIVE POWER: 1,230,731
    PERSON      ---------------------------------------
     WITH         8.  SHARED DISPOSITIVE POWER: -0-
-------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,230,731
-------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares (See Instructions)
-------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     5.71%
-------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     IA
-------------------------------------------------------

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CUSIP No. 69360J107                         Page 3 of 4
-------------------------------------------------------

Item 1.

     (a)  Name of Issuer

          PS Business Parks, Inc.

     (b)  Address of Issuer's Principal Executive Offices

          701 Western Avenue
          Glendale, CA  91204-2397

Item 2.

     (a)  Name of Person Filing

          Heitman Real Estate Securities LLC

     (b)  Address of Principal Business Office or, if none,
          Residence

          180 North LaSalle Street, Suite 3600
          Chicago, Illinois  60601

     (c)  Citizenship

          Delaware

     (d)  Title of Class of Securities

          Common Stock

     (e)  CUSIP Number

          69360J107


Item 3    If this statement is filed pursuant to sections
          240.13d-1(b) or 240.13d-2(b) or (c), check whether
          the person filing is a:

          (e)  [x]  An investment adviser in accordance with
                    section 240.13d-1(b)(1)(ii)(E);

Item 4. Ownership.

        (a)   Amount beneficially owned:              1,230,731

        (b)   Percent of class:                       5.71%

        (c)   Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote:
                     1,230,731

               (ii)  Shared power to vote or to direct the
                     vote: 0

               (iii) Sole power to dispose or to direct the
                     disposition of:  1,230,731

               (iv)  Shared power to dispose or to direct the
                     disposition of:  0

-------------------------------------------------------
CUSIP No. 69360J107                         Page 4 of 4
-------------------------------------------------------
Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: / /

          Not applicable

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

          Heitman Real Estate Securities serves as sub-investment adviser to the PBHG REIT Fund and the Penn Series Funds, Inc. REIT Fund, registered investment companies, and 1,451 separate account clients.

          PBHG REIT Fund, a Series of PBHG Funds Trust, Penn
          Series Funds, Inc. REIT Fund, a Series of Penn Series Funds, Inc. and 1,451 separate account clients have given dispositive power to Heitman Real Estate Securities LLC and the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of 1,230,731 shares (5.71%) of this issuer.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company or Control Person.

          Not applicable

Item 8.   Identification and Classification of Members of the
          Group

          Not applicable

Item 9.   Notice of Dissolution of Group

          Not applicable

Item 10.  Certification

          Not applicable

SIGNATURE
----------------------
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 21, 2003
-----------------------------
Date

/s/ Nancy B. Lynn
-----------------------------
Nancy B. Lynn, Vice President